

Mail Stop 4561

April 23, 2018

Eric L. Kelly
Sphere 3D Corp.
Chief Executive Officer
240 Matheson Blvd. East,
Mississauga, Ontario L4Z 1X1
Canada

> **Re:    Sphere 3D Corp.**
> **Preliminary Proxy Statement of Schedule 14A**
> **Filed February 27, 2018**
> **File No. 001-36532**

Dear Mr. Kelly:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                   Sincerely,

                                   /s/ Folake Ayoola

                                   Folake Ayoola
                                   Special Counsel
                                   Office of Information Technologies
                                   and Services


cc:    Eric Sibbitt, Esq.
       O'Melveny & Myers LLP